UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: November 16, 2021

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A.

Publicly Held Company

Corporate Taxpayer's ID (CNPJ/ME): 02.421.421/0001-11

Corporate Registry (NIRE): 33.300.324.631

MATERIAL FACT

Closing of the FiberCo transaction with IHS.

TIM S.A. ("TSA" or “Company”) (B3: TIMS3; NYSE: TIMB), in accordance with the provisions of CVM resolution No. 44/21 and CVM Instruction No. 480/09, in continuity with the Notice to the Market released on December 10th, 2020, the Material Fact of March 4th, 2021 and Material Fact of May 5th, 2021, informs to its shareholders and the market in general that it concluded the agreement described in the last Material Fact disclosed ("Transaction"), entered into between TIM S.A. and IHS Fiber Brasil - Cessão de Infraestruturas Ltda. ("IHS Brasil"), with the purpose of acquiring equity interest in FiberCo Soluções de Infraestrutura S.A. ("FiberCo"), a company incorporated by TIM for the segregation of its network assets and the provision of infrastructure services.

After the prior consent granted by ANATEL (National Telecommunications Agency) on November 04th, 2021 and considering the approval granted by CADE (Administrative Council of Economic Defense) on July 02nd, 2021, the process of regulatory authorizations for the conclusion of the Agreement was completed.

IHS Brasil is a subsidiary of IHS Holding Limited (“IHS”; NYSE: IHS), a large and diversified telecommunications infrastructure provider, focused on emerging markets and operating in nine countries in Africa, the Middle East and Latin America. In addition to having more than 30,500 towers, IHS seeks the expansion of the value chain in infrastructure services.

As a result of the Transaction closing, IHS Brasil now holds fifty-one percent (51%) of FiberCo's share capital, with the remaining forty-nine percent (49%) under the control of TIM. The relationship between the partners will be regulated by a shareholders' agreement entered into between the parties as of today.

FiberCo will begin operations with approximately 15,000 km of secondary fiber network, covering, approximately 6.41 million homes passed, 3.5 million in FTTH2 and 3.4 million in FTTC3, which constitute the initial basis of assets transferred by TIM. The homes connected are approximately 700 thousand over which FiberCo will provide operation and maintenance services to TIM. In addition, about 140 employees are being transferred to FiberCo, and other assets and contracts, all exclusively related to the perimeter of their activities.

In this context and after the price adjustment provided for in the final documents, the Transaction includes a total amount of R$ 1.68 billion divided into a primary component of R$ 0.58 billion, destined to FiberCo's cash, and a secondary component of R$1.10 billion to be paid to TIM.

1 Total households considering an overlap in coverage between FTTH and FTTC of about 570 thousand homes.

2 Fiber-To-The-Cabinet

3 Fiber-To-The-Cabinet

FiberCo's Enterprise Value was set at R$ 2.71 billion and the equity value after the contribution of the primary component was set at R$ 3.29 billion. The transaction also contemplates possible additional gains derived from an earn-out component.

Additionally, within the scope of the Transaction, TIM and FiberCo executed an agreement for the development of Fiber-to-the-Site (FTTS) infrastructure to connect TIM sites in areas where FiberCo will deploy the new broadband access infrastructure in optical fiber.

Starting today, FiberCo is renamed as I-Systems, and begins its trajectory as an infrastructure vehicle with the mission of deploying, operating, and maintaining last-mile infrastructure for broadband accesses to be offered in the wholesale market, having TIM as an anchor customer.

TIM reinforces its commitment to the expansion, development, and exploitation of an open and independent fiber optic network in Brazil through I-Systems, to accelerate offers and improve connectivity services to its customers.

Rio de Janeiro, November 16, 2021

TIM S.A.
Camille Loyo Faria Chief Financial Officer and Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: November 16, 2021	By:	/s/ Camille Loyo Faria
Camille Loyo Faria
Chief Financial Officer and Investor Relations Officer